Jay H. Knight

July 28, 2009

July 28, 2009

Jay H. Knight Staff Attorney, AD11 Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Mail Stop 3720

Re:

Zoom Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 13, 2009, as amended July 14, 2009

File No. 000-18672

Dear Mr. Knight:

On behalf of Zoom Technologies, Inc., a Delaware corporation (“Zoom” or the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A for the Company (the “Second Amended Proxy”).

The Second Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Frank Manning, dated July 20, 2009.  For your convenience, we have repeated each comment prior to the response in italics.  All references to page numbers in our discussion below each heading are to the pages in the Second Amended Proxy.  The references to page numbers in the headings are to the previously filed version of the Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Second Amended Proxy marked to show changes from the First Amended Proxy as filed.

Zoom’s Reasons for the Acquisition and Recommendation of the Zoom Board, page 85

1.

We note your revised disclosure in response to comment nine in our letter dated June 5, 2009.  In this regard, you disclose that TCB Digital’s management shared financial projections with Zoom’s board, which were then used by Zoom’s board to calculate the acquisition consideration.  Therefore, please revise to disclose all material financial projections disclosed by TCB Digital to Zoom’s board and/or management.  Also, revise to disclose TCB Digital’s actual earnings for 2008.

Jay H. Knight

July 28, 2009

Zoom has revised the disclosure in this subsection on pages 86-87 of the Second Amended Proxy to disclose all material financial projections disclosed by TCB Digital to Zoom’s board and/or management, and to disclose TCB Digital’s actual 2008.  The revised disclosure is as follows (emphasis added):

“Zoom’s board of directors unanimously concluded that the share exchange agreement is in the best interests of Zoom’s stockholders. The Zoom board of directors did not obtain a fairness opinion on which to base its assessment.

In determining the acquisition consideration for the transaction, Zoom’s Board focused on two primary values that Zoom shareholders would have if the acquisition occurred, namely the value of their stock in the combined company and the value of their stock in the spun-off company.

If Zoom stayed on Nasdaq at the time of the merger, Zoom’s pre-transaction shareholders would get 30.67% of the combined company, which would own 51.03% of TCB Digital.

In considering the combined companies, Zoom’s Board believed that the most important China asset in the transaction was TCB Digital. During the negotiations, TCB Digital’s management provided Zoom with projections for fiscal year 2008.  The projections were that TCB Digital would have earnings of $3 million on revenues of approximately $50 million.  The share exchange agreement was subsequently amended on May 12, 2009, such that Gold Lion, TCB Digital’s parent company, replaced TCB Digital as the acquisition target.  For the year ended December 31, 2008, Gold Lion, which includes TCB Digital, had actual earnings of approximately $2.82  million on revenues of approximately $80.6 million.

To determine the appropriate earnings multiple for TCB Digital, the original acquisition target under the share exchange agreement, Zoom’s management conducted an analysis of companies Zoom subjectively believed were similar to TCB Digital based on the type of business conducted by such companies.  Management analyzed five publicly traded electronics/telecommunications manufacturing companies: Benchmark Electronics, Inc., NamTai Electronics, Inc., SigmaTron International Inc., Plexus Corp. and Jabil Circuit Inc.  Zoom's subjective belief is that these companies represent a good cross-section of the electronics/telecommunications manufacturing market.

Jay H. Knight

July 28, 2009

Zoom calculated the price earnings multiple for these five companies using the April 15, 2008 stock price and the trailing four quarters of reported earnings.  The table below sets forth the earnings multiples for such companies.

Comparable Companies	Multiple
Benchmark Electronics, Inc.	14.3 x
NamTai Electronics, Inc.	6.2 x
SigmaTron International Inc.	0.6 x
Plexus Corp	15.2 x
Jabil Circuit Inc.	36.9 x
Median = 14.3x

After looking at the above public companies, which had a median earnings multiple of 14.3x,, with a high of 36.9x and a low of 0.6x, we decided that a conservative earnings multiple for this type of company was 6. This meant that the value for the current shareholders based on the projected earnings would be at least ($3 million x 6 x 51.03% x 30.67%), which is $2.82 million or $1.51 per share.

If an option was exercised whereby the combined company owned 80% of TCB Digital and if Zoom stayed on Nasdaq, Zoom’s pre-transaction shareholders would get 22% of the combined company. Again using a conservative earnings multiple of 6, Zoom estimated this value to be at least ($3 million x 6 x 80% x 22%), which is $3.17 million or $1.69 per share.

Thus Zoom viewed the value of the acquisition to Zoom’s shareholders to be at least $2.82 million or $1.51 per share if Zoom stayed on Nasdaq. If Zoom did not stay on Nasdaq and TCB Digital met certain criteria, then Zoom’s current shareholders would get further diluted, resulting in an estimated worst case value of the transaction as ($3 million x 6 x 51.03% x 24%), which is $2.20 million or $1.18 per share.

Zoom then looked at the fact that the spun-off company would retain most assets and liabilities, while giving up its Nasdaq listing and licensing certain trademark rights. Zoom’s pre-transaction shareholders would own 100% of this spun-off company, further increasing the value of this transaction to them. Zoom believes the spun-off company would also have an opportunity for better access to China markets due to its business relationship with the post-acquisition company, Leimone United.

Jay H. Knight

July 28, 2009

Zoom’s Board also noted that Zoom stock had traded under $1 from October 10, 2008 through January 16, 2009, although its stock price had risen prior to the execution of the share exchange agreement on January 28, 2009.”

2.

We note your revised disclosure in response to comment nine in our letter dated June 5, 2009.  In the first paragraph of page 86, you state that you arrived at the earnings multiple “after looking at roughly comparable public companies.”  Please revise to disclose each public company analyzed, as well as the earnings multiple then-calculated for such public company.

Zoom has revised the disclosure in the first paragraph on page 86 of the Second Amended Proxy as noted in the response above.

Sincerely,

/s/ Cozen O’Connor

COZEN O'CONNOR

cc:

Frank Manning, CEO – Zoom Technologies, Inc.